UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 3)

                            Thermedics Detection Inc.
                         ------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
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                        (Title of Class of Securities)

                                 88355E 10 5
                          --------------------------
                                (CUSIP Number)


     Seth H. Hoogasian, Esq.                 Thermo Electron Corporation
        General Counsel                             81 Wyman Street
        (781) 622-1000                           Waltham, MA 02454-9046

------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                              February 19, 1999
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

                                                                       (a) [   ]
                                                                       (b) [ x ]
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            3              SEC USE ONLY


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            4              SOURCE OF FUNDS*


                           WC
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          17,171,412
       WITH
--------------------------------------------------------------------------------
                      8    SHARED VOTING POWER


                           0
--------------------------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER


                           17,171,412
--------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


                           0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           17,171,412
--------------------------------------------------------------------------------
            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
--------------------------------------------------------------------------------

            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           88.9%
--------------------------------------------------------------------------------
            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.10 per share, of Thermedics Detection Inc. (the "Issuer") as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect to reflect an increase in the Reporting Person's holdings of the Issuer's Shares since the Reporting Person's last filing on Schedule 13D, in December, 1998. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment through one or more controlled subsidiaries. As of the date of this Amendment, 16,167,762 Shares were held by Thermedics Inc. ("Thermedics"), a majority-owned subsidiary of the Reporting Person.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      The first two sentences of Item 3 are hereby amended and restated in their entirety as follows:

      The Reporting Person has expended approximately $2,206,500 in purchasing Shares of the Issuer since the Reporting Person's last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      The second and third paragraphs of Item 4 are hereby amended and restated in their entirety as follows:

      The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate. In determining whether to do so for other purposes, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

      Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

      (a)  The  Shares  beneficially  owned  by  the  Reporting  Person  include
1,003,650 Shares, or approximately 5.2% of the outstanding Shares, owned directly by the Reporting Person, and 16,167,762 Shares, or approximately 83.7% of the outstanding Shares, owned by Thermedics. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 149,678 Shares or approximately 0.8% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 119,300 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Share ownership information for each executive officer and director of the Reporting Person is set forth below:

Name                                             Number of Shares(1)
----                                             -------------------
John M. Albertine                                1,000
Peter O. Crisp                                   1,500
Elias P. Gyftopoulos                             1,600
George N. Hatsopoulos                            21,197
John N. Hatsopoulos                              21,262
Brian D. Holt                                    2,000
Frank Jungers                                    1,000
John T. Keiser                                   17,000
Paul F. Kelleher                                 5,100
Earl R. Lewis                                    2,000
Theo Melas-Kyriazi                               2,000
Robert A. McCabe                                 10,000
Donald E. Noble                                  1,968
Hutham S. Olayan                                 1,000
Robert W. O'Leary                                0
Peter G. Pantazelos                              2,000
William A. Rainville                             10,000
Arvin H. Smith                                   10,000
Richard F. Syron                                 0
Roger D. Wellington                              1,000
John W. Wood Jr.                                 38,051
All directors and current executive officers as  149,678
a group (21 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Holt, Mr. Jungers, Mr. Keiser, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Rainville, Mr. Smith, Mr. Wellington, Mr. Wood and all directors and executive officers as a group include 1,000, 1,500, 1,000, 20,000, 20,000, 2,000, 1,000, 17,000, 5,000, 2,000, 2,000, 1,000, 1,000, 1,000, 2,000, 10,000,
10,000, 1,000, 20,800 and 119,300 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

      (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. G. Hatsopoulos include 57 Shares held by his spouse, and Shares beneficially owned by Mr. McCabe include 9,000 Shares held in a trust of which he and members of his family are trustees. Shares beneficially owned by Ms. Olayan do not include 50,000 Shares owned by Crescent International Holdings Limited, a member of the Olayan Group. Crescent International Holdings Limited is indirectly controlled by Mr. Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the Shares owned by Crescent International Holdings Limited.

      (c) The Reporting Person has effected the following transactions with respect to the Shares in the past 60 days:

    Date           Amount        Price Per Share           Transfer Type
--------------------------------------------------------------------------------
  01/26/99               300          $8.25        Open Market Purchase
  01/26/99            12,200          $8.25        Open Market Purchase
  01/28/99               600          $8.375       Open Market Purchase
  01/29/99               200          $8.375       Open Market Purchase
  01/29/99               400          $8.25        Open Market Purchase
  02/01/99               600          $8.25        Open Market Purchase
  02/02/99               400          $8.50        Open Market Purchase
  02/02/99             6,100          $8.50        Open Market Purchase
  02/04/99               600          $8.25        Open Market Purchase
  02/08/99               600          $9.00        Open Market Purchase
  02/09/99            14,000          $9.125       Open Market Purchase
  02/11/99               600          $9.00        Open Market Purchase
  02/19/99            54,400          $8.625       Open Market Purchase
  02/23/99            25,000          $8.8125      Open Market Purchase
  02/23/99               900          $8.8125      Open Market Purchase
  02/23/99            11,000          $8.8125      Open Market Purchase
  02/24/99               900          $8.8125      Open Market Purchase
  02/24/99             5,600          $9.00        Open Market Purchase
  02/25/99               500          $9.00        Open Market Purchase
  02/25/99               400          $9.25        Open Market Purchase


To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares since the Reporting Person's last filing on Schedule 13D.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The second paragraph of Item 6 is hereby amended and restated in its entirety as follows:

      Of the 17,171,412 Shares beneficially owned by the Reporting Person, 83,500 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 37,000 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. G. Hatsopoulos has the right to acquire 20,000 Shares within 60 days; Mr. J. Hatsopoulos has the right to acquire 20,000 Shares within 60 days; Mr. Kelleher has the right to acquire 5,000 Shares within 60 days; and Mr. Wood has the right to acquire 20,800 Shares within 60 days.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date:       March 31, 1999              THERMO ELECTRON CORPORATION


                                        By:   /s/ Theo Melas-Kyriazi
                                             --------------------------
                                                  Theo Melas-Kyriazi
                                                  Vice President and
                                                  Chief Financial Officer

APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each director and executive officer of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                              Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                                 Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm.

Elias P. Gyftopoulos:                           Director, Thermo Electron

      Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                                  Director, Thermo Electron

      Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                               Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                                Director, Thermo Electron

      For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                              Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.


Hutham S. Olayan:                               Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a member of the Olayan Group that is engaged in advisory services and private investments, including real estate. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                               Director, Thermo Electron

      Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                            Director, Thermo Electron

      Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.


George N. Hatsopoulos:                          Director, Chairman of the Board
                                                and Chief Executive Officer,
                                                Thermo Electron

John N. Hatsopoulos:                            Director and Vice Chairman of
                                                the Board, Thermo Electron

Peter G. Pantazelos:                            Executive Vice President,
                                                Corporate Development, Thermo
                                                Electron

Arvin H. Smith:                                 President, Thermo Electron

Earl R. Lewis:                                  Chief Operating Officer,
                                                Measurement and Detection,
                                                Thermo Electron

William A. Rainville:                           Chief Operating Officer,
                                                Recycling and Resource Recovery,
                                                Thermo Electron

John T. Keiser:                                 Chief Operating Officer,
                                                Biomedical and Emerging
                                                Technologies, Thermo Electron

Brian D. Holt:                                  Chief Operating Officer, Energy
                                                and Environment, Thermo Electron

John W. Wood Jr.:                               Senior Vice President, Thermo
                                                Electron

Paul F. Kelleher:                               Senior Vice President, Finance &
                                                Administration and Chief
                                                Accounting Officer, Thermo
                                                Electron